UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Organogenesis Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68621F102

(CUSIP Number)

Lori Freedman

Vice President and General Counsel

Organogenesis Holdings Inc.

85 Dan Road

Canton, MA 02021

Tel: (781) 575-0775

With a copy to:

William R. Kolb

Stacie S. Aarestad

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Tel: (617) 832-1000

Fax: (617) 832-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621F102	13D	Page 2 of 18 Pages

1.	Names of Reporting Persons. Alan A. Ades
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,975,772 Shares
	8.	Shared Voting Power 34,986,622 Shares
	9.	Sole Dispositive Power 9,975,772 Shares
	10.	Shared Dispositive Power 34,986,622 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,962,394 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.2%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 3 of 18 Pages

1.	Names of Reporting Persons Albert Erani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 941,516 Shares
	8.	Shared Voting Power 37,717,821 Shares
	9.	Sole Dispositive Power 941,516 Shares
	10.	Shared Dispositive Power 37,717,821 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,659,337 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.3%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 4 of 18 Pages

1.	Names of Reporting Persons. Glenn H. Nussdorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,771,413 Shares
	8.	Shared Voting Power 1,167,250 Shares
	9.	Sole Dispositive Power 13,771,413 Shares
	10.	Shared Dispositive Power 1,167,250 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,938,663
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 5 of 18 Pages

1.	Names of Reporting Persons. Dennis Erani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,323,623 Shares
	8.	Shared Voting Power 3,311,284 Shares
	9.	Sole Dispositive Power 1,323,623 Shares
	10.	Shared Dispositive Power 3,311,284 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,634,907 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 6 of 18 Pages

1.	Names of Reporting Persons. Starr Wisdom
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 586,297 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 586,297 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 586,297 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68621F102	13D	Page 7 of 18 Pages

1.	Names of Reporting Persons. Organo PFG LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,134,638 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 32,134,638 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,134,638 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 8 of 18 Pages

1.	Names of Reporting Persons. Organo Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,851,984 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,851,984 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,851,984 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 9 of 18 Pages

1.	Names of Reporting Persons. Alan Ades 2014 GRAT
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,489,779 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,489,779 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,489,779 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 10 of 18 Pages

1.	Names of Reporting Persons. Albert Erani Family Trust dated 12/29/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,731,199 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,731,199 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,731,199 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 11 of 18 Pages

1.	Names of Reporting Persons. Dennis Erani 2012 Issue Trust dated 12/20/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,964,131 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,964,131 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,964,131 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 12 of 18 Pages

1.	Names of Reporting Persons. GN 2016 Family Trust u/a/d August 12, 2016
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,167,250 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,167,250 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,250 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 13 of 18 Pages

1.	Names of Reporting Persons. GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,012,750 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,012,750 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,012,750 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	Page 14 of 18 Pages

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on December 20, 2018 on behalf of Alan A. Ades, Albert Erani, Glenn H. Nussdorf, Dennis Erani, Starr Wisdom, Organo PFG LLC, Organo Investors LLC, Dennis Erani 2012 Issue Trust dated 12/20/12, Alan Ades 2014 GRAT, Albert Erani Family Trust dated 12/29/2012, GN 2016 Family Trust u/a/d August 12, 2016 and GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016 (collectively, the “Controlling Entities”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on November 27, 2019 (such Schedule 13D and amendment, the “Original Statement”). The Original Statement, as amended by this Amendment No. 2 (the “Statement”), relates to the shares of Class A common stock, par value $0.0001 per share (the “Shares”), of Organogenesis Holdings Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Original Statement. This Amendment No. 2 amends the Original Statement as specifically set forth herein. Except as set forth in this Amendment No. 2, all previous Items in the Original Statement remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is supplemented as follows:

“The information set forth in Item 4 of this Statement is incorporated herein by reference.

Alan Ades and the Purchasing Trust (as defined below) each paid an aggregate price of $1,579,500.00 and $1,128,247.25, respectively, based on the public offering price of $3.25 per share, for the purchases of the Shares on November 17, 2020 described in Item 4 below, which were funded by personal funds of the respective purchaser.”

Item 4.	Purpose of the Transaction.

Item 4 of the Original Statement is supplemented as follows:

“The information set forth in or incorporated by reference in each of Items 3, 5 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

On November 17, 2020, the Issuer completed its underwritten public offering (the “Offering”) of 19,916,708 Shares at the public offering price of $3.25 per share, which includes 2,416,708 Shares offered pursuant to an option to purchase such additional shares exercised by the underwriters thereto. Alan Ades and the Robert Harry Erani Frick Trust, for which Susan Erani, who is Dennis Erani’s spouse, and Glenn Nussdorf serve as co-trustees (the “Purchasing Trust”), purchased 486,000 and 347,153 Shares (the “Offering Purchase”), respectively, at the public offering price of $3.25 per share. Such Shares were acquired for investment purposes.”

CUSIP No. 68621F102	Page 15 of 18 Pages

Item 5.	Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Original Statement is hereby amended and restated as follows:

“The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Statement, are based on a total of 127,702,234 Shares, which includes 107,785,526 Shares issued and outstanding as of November 1, 2020, as reported in the quarterly report on Form 10-Q filed by the Issuer on November 9, 2020, as well as additional issued and outstanding Shares after giving effect to the closing of the Issuer’s public offering of 17,500,000 Shares on November 17, 2020, as reported by the Issuer in its final prospectus supplement filed pursuant to Rule 424(b)(4) on November 17, 2020, and an additional 2,416,708 Shares purchased pursuant to an option to purchase such additional shares exercised by the underwriters thereto. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Statement, are as of November 17, 2020. The cover page to this Statement for each Reporting Person is incorporated by reference in its entirety into this Item 5.

(a)     Alan A. Ades is the beneficial owner of a total of 44,962,394 Shares, representing approximately 35.2% of the outstanding Shares and consisting of (i) 8,485,993 Shares held by Alan Ades, (ii) 1,489,779 Shares held by the A. Ades GRAT, (iii) 32,134,638 Shares held by Organo PFG and (iv) 2,851,984 Shares held by Organo Investors.

Albert Erani is the beneficial owner of a total of 38,659,337 Shares, representing approximately 30.3% of the outstanding Shares and consisting of (i) 941,516 Shares held by Albert Erani, (ii) 2,731,199 Shares held by the A. Erani Trust, (iii) 32,134,638 Shares held by Organo PFG and (iv) 2,851,984 Shares held by Organo Investors.

Dennis Erani is the beneficial owner of a total of 4,634,907 Shares, representing approximately 3.6% of the outstanding Shares and consisting of (i) 1,323,623 Shares held by Dennis Erani, (ii) 2,964,131 Shares held by the D. Erani Trust and (iii) 347,153 Shares held by the Purchasing Trust. Susan Erani, who is Dennis Erani’s spouse, and Mr. Nussdorf are co-trustees of the Purchasing Trust.

Glenn H. Nussdorf is the beneficial owner of a total of 14,938,663 Shares, representing approximately 11.7% of the outstanding Shares and consisting of (i) 2,758,663 Shares held by Mr. Nussdorf, (ii) 1,167,250 Shares held by the GN Trust and (iii) 11,012,750 Shares held by the GN GRAT.

Starr Wisdom is the beneficial owner of a total of 586,297 Shares, representing approximately 0.5% of the outstanding Shares. Ms. Wisdom holds all such Shares directly.

Organo PFG is the beneficial owner of a total of 32,134,638 Shares, representing approximately 25.2% of the outstanding Shares. Organo PFG holds all such Shares directly. Alan Ades and Albert Erani are the managing members of Organo PFG.

Organo Investors is the beneficial owner of a total of 2,851,984 Shares, representing approximately 2.2% of the outstanding Shares. Organo Investors holds all such Shares directly. Alan Ades and Albert Erani are the managers of Organo Investors.

CUSIP No. 68621F102	Page 16 of 18 Pages

The A. Ades GRAT is the beneficial owner of a total of 1,489,779 Shares, representing approximately 1.2% of the outstanding Shares. The A. Ades GRAT holds all such Shares directly. Alan Ades is trustee of the A. Ades GRAT.

The A. Erani Trust is the beneficial owner of a total of 2,731,199 Shares, representing approximately 2.1% of the outstanding Shares. The A. Erani Trust holds all such Shares directly. Starr Wisdom, John Wisdom and Jeffrey Baddish are co-trustees of the A. Erani Trust.

The D. Erani Trust is the beneficial owner of a total of 2,964,131 Shares, representing approximately 2.3% of the outstanding Shares. The D. Erani Trust holds all such Shares directly. Mr. Nussdorf, Susan Erani, who is Dennis Erani’s spouse, and David Peretz are co-trustees of the D. Erani Trust.

The GN Trust is the beneficial owner of a total of 1,167,250 Shares, representing approximately 0.9% of the outstanding Shares. The GN Trust holds all such Shares directly. Michael Katz is the trustee of the GN Trust.

The GN GRAT is the beneficial owner of a total of 11,012,750 Shares, representing approximately 8.6% of the outstanding Shares. The GN GRAT holds all such Shares directly. Mr. Nussdorf is trustee of the GN GRAT.”

Paragraphs (b) and (c) of Item 5 of the Original Statement are supplemented as follows:

“       (b)    Dennis Erani exercises shared voting and dispositive power over the Shares held by the Purchasing Trust. Dennis Erani disclaims beneficial ownership of the Shares held by the Purchasing Trust, except to the extent of his pecuniary interest therein.

(c)     Except for the Offering Purchase described in Item 4 of this Statement (which is incorporated herein by reference), none of the Controlling Entities has effected any transactions in Shares during the past 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement is supplemented as follows:

“The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Statement is incorporated by reference in its entirety into this Item 6.”

[signature page follows]

CUSIP No. 68621F102	Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 19, 2020

ALAN A. ADES

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALBERT ERANI

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

DENNIS ERANI

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GLENN H. NUSSDORF

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

STARR WISDOM

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ORGANO PFG LLC

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

CUSIP No. 68621F102	Page 18 of 18 Pages

ORGANO INVESTORS LLC

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALAN ADES 2014 GRAT

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALBERT ERANI FAMILY TRUST DATED 12/29/2012

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact DENNIS ERANI 2012 ISSUE TRUST DATED 12/20/12

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GN 2016 FAMILY TRUST U/A/D AUGUST 12, 2016

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GN 2016 ORGANO 10-YEAR GRAT U/A/D SEPTEMBER 30, 2016

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact